Exhibit 10.7

Resolution on the introduction of a long-term incentive program for the Company’s management and key personnel

The Board of Directors of Calliditas Therapeutics AB (publ) proposes the introduction of a long-term incentive program for the Company’s management and key personnel (including employees and consultants) in accordance with the following.

The Board of Directors proposes that the Extraordinary General Meeting resolves to implement a long-term incentive program for management and key personnel (including employees and consultants) in Calliditas (“ESOP 2020”) in accordance with items a–b below.

The resolutions under items a–b below are proposed to be conditional upon each other. Should the majority requirement for item b below not be met, the Board of Directors proposes that Calliditas shall be able to enter into an equity swap agreement with a third party in accordance with item c below and resolutions under items a and c shall then be conditional upon each other.

ESOP 2020 is a program under which the participants will be granted, free of charge, stock options to acquire shares in Calliditas (“Options”), subject to vesting over a three-year period in accordance with the below. The Board of Directors proposes that a maximum of 1,500,000 Options are allocated to the participants.

Proposal regarding adoption of a long-term incentive program for the Company’s management and key personnel (item a)

The rationale for the proposal

ESOP 2020 is intended for members of management and key personnel (including employees and consultants) in Calliditas. The Board of Directors of Calliditas believes that an equity-based incentive program in the form of stock options is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate competent members of management and key personnel (including employees and consultants) in Calliditas, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders. The proposed program is key for the Company’s ability to attract, retain and motivate competent key persons in the US as well as in Europe in order to scale up the Company’s operations and commercial function to prepare for a potential market launch. Calliditas is in a critical phase of developing its lead asset Nefecon. During the fourth quarter of 2020, the Company expects to report clinical data from its phase 3 study NefIgArd and, given positive data, start preparing the filing for market approvals in various markets. In parallel, the Company needs to start preparations for a commercial launch for Nefecon. This will involve, among many things, growing the current organization by initiating the recruitment of a full commercial organization in the US. When recruiting experienced personnel and other key employees in the US and Europe it will be important for Calliditas to be able to offer attractive compensation terms. A competitive equity-based incentive program will be a key component in order to be able to attract and retain highly skilled and experienced individuals as Calliditas prepares for the commercial launch.

The Board of Directors of Calliditas believes that ESOP 2020 will fortify the alignment of the interests of the participants and the interests of the shareholders. ESOP 2020 is adapted to the current position and needs of Calliditas. The Board of Directors is of the opinion that ESOP 2020 will increase and strengthen the participants’ dedication to Calliditas’ operations, improve Company loyalty and that ESOP 2020 will be beneficial to both the shareholders and Calliditas.

Conditions for Options

The following conditions shall apply for the Options.

•	The Options shall be granted free of charge to the participants.
•	The Board of Directors shall resolve upon the allocation of Options between the date of the Annual General Meeting 2020 and the date of the Annual General Meeting 2021 (with each respective granting falling on a “Grant Date”).
•	Each Option entitles the holder to acquire one share in Calliditas for a pre-determined exercise price. The exercise price will correspond to 115 per cent of the volume weighted average price of the Calliditas share on Nasdaq Stockholm during ten trading days preceding the Grant Date.
•	The Options shall vest over a three-year period, with 20 per cent on the first anniversary of the Grant Date, with an annual vesting of 40 per cent during the second year after the Grant Date, and with an annual vesting of 40 per cent during the third year after the Grant Date, and thereafter be exercisable, provided that the holder, with certain exceptions, still is employed by Calliditas (or, in the case of consultants, still provides services to Calliditas).
•	Following the expiry of the vesting period, the Options may be exercised during a one-year period.
•	The number of Options shall be subject to customary re-calculation, for example in the event that changes occur in Calliditas’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.
•	The Options are non-transferable and may not be pledged.
•	The Options may be granted by the parent company as well as any other company within the Calliditas group.
•	In the event of a public take-over offer, significant asset sale, liquidation, merger or any other such transaction affecting Calliditas, the Options will vest in their entirety following the completion of a change of control.

Allocation

The right to receive Options shall accrue to up to 40 employees or consultants of the Company. The Board of Directors may grant Options, on one or several occasions, between the date of the Annual General Meeting 2020 and the date of the Annual General Meeting 2021. The maximum number of Options that may be allocated to the participants under ESOP 2020 is 1,500,000.

The maximum allocation per individual in each category shall be 400,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

Preparation, administration and the right to amend the terms of the Options

The Board of Directors is responsible for preparing the detailed terms and conditions of ESOP 2020, in accordance with the above-mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for Calliditas based on foreign tax regulations. The Board of Directors may also make other adjustments if significant changes in Calliditas or its environment would result in a situation where the adopted terms and conditions of ESOP 2020 no longer serve their purpose.

Preparation of the proposal

ESOP 2020 has been initiated by the Board of Directors of Calliditas and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) listed companies. ESOP 2020 has been prepared by the Remuneration Committee and reviewed by the Board of Directors.

Dilution

Subject to certain recalculation conditions, the maximum number of shares that may be issued under ESOP 2020 is 1,500,000, which corresponds to a dilution of approximately 3.7 per cent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to already allocated warrants under the Company’s outstanding incentive programs, the maximum dilution amounts to approximately 9.6 per cent on a fully diluted basis.

The dilution is expected to have a marginal effect on the Company’s key performance indicator “Earnings (loss) per share”.

Information about Calliditas’ existing incentive programs can be found on Calliditas’ website, www.calliditas.se/en/, under “Remuneration” as well as in the Company’s annual report.

Scope and costs of the program

ESOP 2020 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Options shall be expensed as personnel costs over the vesting period. Personnel costs in accordance with IFRS 2 do not affect the Company’s cash flow. Social security costs will be expensed in the income statement according to UFR 7 during the vesting period.

Assuming a share price at the time of allocation of Options of SEK 105, an annual increase in the share price of 15 per cent and that all Options are allocated up-front under the assumptions set out under “Dilution” above, the average annual cost for Calliditas according to IFRS 2 is estimated to approximately SEK 10.6 million per year before tax. The average annual social security costs over the vesting period are estimated to approximately a total of SEK 5.4 million, based on the above assumptions, that all Options are fully vested, a vesting period for all Options of three years and social security costs of 31.42 per cent. It is envisaged that the social security costs associated with ESOP 2020 will be covered by the cash received from the participants at exercise of Options. If necessary, social security costs will be covered by hedging measures through the issue of warrants (see item b below) which would be exercised by a financial intermediary in connection with the exercise of the Options. In either case, the social security costs associated with ESOP 2020 will be fully covered and will hence not affect the Company’s cash flow.

The total cost of the ESOP 2020, including all social security costs, is estimated to amount to approximately SEK 47.9 million under the above assumptions.

The costs associated with ESOP 2020 are expected to have a marginal effect on Calliditas’ key performance indicator “Expenses relating to R&D/operating expenses”.

Delivery of shares under ESOP 2020

In order to ensure the delivery of shares under ESOP 2020 and if necessary for hedging of social security costs, the Board of Directors proposes that the Extraordinary General Meeting resolves to issue and use warrants in accordance with item b below.

Proposal regarding issue of warrants (item b)

In order to ensure the delivery of shares under ESOP 2020, and for hedging of social security costs, the Board of Directors proposes that the Extraordinary General Meeting resolves to issue not more than 1,500,000 warrants, whereby the Company’s share capital could be increased by not more than SEK 60,000.

The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only be granted Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics AB (publ). The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2020. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

The warrants shall be issued free of charge. The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

Equity swap agreement with a third party (item c)

Should the majority requirement for item b above not be met, the Board of Directors proposes that the Extraordinary General Meeting resolves that ESOP 2020 instead shall be hedged through an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas to the participants.